02047668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the month of July.

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☒ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation
(Registrant)

Date: July 9, 2002

Mr. Peeyush K. Varshney, Director

FOR IMMEDIATE RELEASE

Carmanah

Monday, July 22, 2002
(No. 2002-07-12)

UNION PACIFIC RAILWAY PLACES INITIAL ORDER OF CARMANAH SOLAR-POWERED LIGHTS

Vancouver, BC, Canada - July 22, 2002 – Carmanah Technologies Corp. (TSX VE: CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce that the Union Pacific Railway, a Class One railway in the United States, has ordered $93,000 in Carmanah solar-powered lights.

As a result of an internal assessment of its work yard safety procedures and equipment, the North Platt, Nebraska, rail yard of Union Pacific has ordered 350 units of Carmanah's Model 501 for blue flag protection purposes. This yard represents the largest rail yard in North America.

As legislated in North America by the Federal Railway Authority, a blue flag and/or signal is required when trains are being serviced to indicate that maintenance crews are in the vicinity and the train is to remain stationary. Carmanah's solar-powered LED lights were chosen over competitive blue signal products because of (1) their long lifespan - with no servicing or maintenance, (2) the fact they can be permanently mounted, and (3) the strong 3 year warranty offered by Carmanah. Installation of these units is scheduled for the last week of July 2002.

"This order provides clear indication that Carmanah's solar lighting technology is gaining acceptance in the North American rail industry," stated Art Aylesworth, CEO of Carmanah. "Union Pacific is an industry leader and we are pleased that they have chosen our technology. We look forward to this opportunity to showcase the quality and reliability of our products on a larger scale."

About the Union Pacific Railway

Union Pacific Railroad (www.uprr.com) is one of the largest railroad companies in North America. It operates in the western two-thirds of the United States serving 23 states and linking every major West Coast and Gulf Coast port. The company operates on approximately 33,500 miles of track with 153,000 railcars and employs 48,000 people. In addition to its facilities at North Platt, Nebraska, Union Pacific operates 15 other major rail yards.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets. The company has distributors in over 80 countries and now has more than 45,000 units installed worldwide. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

Corporate Contacts:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264
investors@carmanah.com

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@carmanah.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-866-801-0777
vanguard@carmanah.com